OHIO POWER COMPANY
                       COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
            OF HOLDING COMPANY ACT RELEASE NO. 22977
       BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995





                             CONTENTS


                                                            Page

Statements of Transfer Fee Billings                           1

Summary of Costs Incurred                                     2

Rate of Return on Investment                                  3

Rail Car Maintenance Facility
   Report for the Year 1995                             (Attachment)

                                                  OHIO POWER COMPANY
                                                  COOK COAL TERMINAL
                                           STATEMENTS OF TRANSFER FEE BILLINGS
                                      BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                           October 1995                     November 1995                   December 1995
                                  -------------------------------- -------------------------------- ----------------------------
                                     Tons      Fee      Amount        Tons      Fee      Amount        Tons      Fee      Amount
                                            (per  ton)  (000)                (per  ton)  (000)                (per  ton)  (000)
                                   --------  --------  --------     --------  --------  --------     --------  --------  -------
SERVICE TO AFFILIATES
  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant                1,025,582     $1.39    $1,425      947,306     $1.17    $1,108      921,513     $0.50    $461

  Indiana Michigan Power Company
    Tanners Creek                     -          -         -           -          -        -           48,860     $0.50      24


SERVICE TO NON-AFFILIATES           233,351     $1.28       299      181,903     $1.13       205      170,601     $1.13     193
                                   ----------             -------   ----------             -------   ----------             ----
    TOTAL                         1,258,933              $1,724    1,129,209              $1,313    1,140,974              $678
                                   ==========             =======   ==========             =======   ==========             ====

                          OHIO POWER COMPANY
                          COOK COAL TERMINAL
SUMMARY OF COSTS INCURRED
           BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995

                                                              Three
                                                              Months
                              October   November   December   Ended
                                 1995      1995     1995     12/31/95
                                           (in thousands)
Rents                              $589      $589      $589    $1,767
Labor-UMW*                          162       152       149       463
Benefits-UMW*                       137        94        55       286
Salaries and Benefits-Nonunion       51        52        56       159
Materials and Supplies              176       296       545     1,017
Billed Services                      69        62        59       190
Taxes**                              65        61        42       168
Administrative and General          295        35       414       744
Electricity                          77        67        70       214
Cost-of-Capital                      43        36        26       105
                                 ------    ------    ------    ------
     TOTAL                       $1,664    $1,444    $2,005    $5,113
                                 ======    ======    ======    ======

 * United Mine Workers of America.
** Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in employee benefits.

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                         RAIL CAR MAINTENANCE FACILITY
                         ANNUAL REPORT PER REQUIREMENTS
                  OF HOLDING COMPANY ACT RELEASE NO. 22977 and 25427
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                  OHIO POWER COMPANY
                  COOK COAL TERMINAL AND RAIL CAR MAINTENANCE FACILITY
                  Rate of Return on Investments

                                                                 After-Tax
                           Capitalization  Percent Effective     Weighted
Component                   at 12/31/95    of Total  Cost      Rate of Return
                               (000)

Long-Term Debt               $1,104,774 (a)  43.56%  7.48%  (c)    3.26%

Preferred Stock                 156,240       6.16%  5.71%  (c)    0.35%

Common Stock                  1,275,172 (b)  50.28% 12.81%  (d)    6.44%
                               ----------   ------                ------
Total                        $2,536,186     100.00%               10.05%*
                               ==========   ======                ======

(a) Includes Long-Term Debt due in one-year and is net of unamortized debt premium and discount, unamortized debt expense, and the unamortized loss on reacquired debt.
(b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.
(c)      Embedded Cost at 12/31/95.
(d) The rate allowed by the PUCO in 1995 in a retail rate settlement approved in March 1995.

* Rate will be applied for billing purposes to the twelve months period commencing April 1, 1996.

                              OHIO POWER COMPANY
                              COOK COAL TERMINAL
RAIL CAR MAINTENANCE FACILITY
STATEMENT OF BILLINGS AND COSTS INCURRED
       FOR THE YEAR 1995


                                   Affiliated     Unaffiliated         Total
                                                  (in thousands)

Revenues:
  Appalachian Power Company                $5               -                  $5

  Indiana Michigan Power Company        2,125               -               2,125

  Ohio Power Company                       59               -                  59

  Unaffiliated Companies                  -                 $82                82
                                        -----               ---             -----
    Total Revenues                      2,189                82             2,271

Cost of Sales:

  Labor                                   135                18               153

  Material                              1,123                11             1,134

  Overheads                               931                53               984
                                        -----               ---             -----
    Total Cost of Sales                 2,189                82             2,271

Gross Margin                               $0                $0                $0
                                        =====               ===             =====
Affiliated work is recognized as revenue and billed one month after the costs are incurred. Work for unaffiliated companies is recognized as revenue one month after the costs are incurred, but billed when the work is completed.

The above cost of sales does not include $305,000 of deferred expensed as of December 31, 1995 related to December work performed but not billed.

